EXHIBIT A
KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425

                                                         September 10, 2000


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

     Re: Immediate Report (NO. 56/2000) regarding the nomination of a Director (Not an Independent Director)
          Koor Industries Ltd. (Company No. 52-001414-3)

1.   Name:                                                  Irit Izakson

2.   Date of Nomination:                                    September 10, 2000

3.   ID No.:                                                05-070928-6

4.   Date of Birth:                                         1951

5.   Citizenship                                            Israeli

6.   Residential Address:                                   15 Matityahu Cohen Gadol, Tel Aviv

7.   Education:                                             Academic.

8.   Occupation/s over last five years:                     Head of the Business Sector at Baml
                                                            Leumi LeYisrael Ltd.

9.   Companies in which she serves as or has
     served as a director over the past five
     years:                                                 Bank Hapoalim Ltd, The Israel
                                                            Corporation Ltd., Mehadrin Ltd.,
                                                            Meshulam Levinshtein Ltd, Nisko
                                                            Industries Ltd.

10.  Whether an Employee of the Company,
     or Subsidiary or an Affiliate, or an
     Interested Party therein: (If an
     Employee of the Company, or a
     subsidiary or Affiliate, or of an
     Interested Party in the Company, full                  Not employee of the Company or its
     details thereof:)                                      subsidiaries or its affiliate.

11.  Whether a Near Relative of another
     Interested Party in the company: If the
     Director is a near relative of another
     Interested Party in the Company, full
     details thereof:                                       Not relative.

12.  Whether the Director holds shares and
     Convertible Securities in the Company,
     a subsidiary, or an affiliate. Details
     of shares and convertible securities
     held in the company, a Subsidiary, or
     an Affiliate thereof:                                  Does not hold.

13.  This report has been transferred by fax.
     To:  The Securities Authority - 02-6513940             date:  9/10/2000  time: 9:05 a.m.
     To:  The Tel Aviv Stock Exchange Ltd. - 03-5105397     date:  9/10/2000  time: 9:05 a.m.

                                        Yours Sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel